Exhibit (a)(1)

CERTIFICATE OF FORMATION

OF

TRIANGLE FUND LLC

This certificate of formation of Triangle Fund LLC (the “LLC”), dated as of August 8, 2011, is being executed and filed by the below authorized person, to form a limited liability company under the Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.).

FIRST.  The name of the limited liability company formed hereby is Triangle Fund LLC.

SECOND.  The address of the registered office of the LLC in the State of Delaware is c/o Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19809.

THIRD.  The name and address of the registered agent for service of process of the LLC in the State of Delaware is Corporation Service Company, 2711 Centerville Road, Suite 400, Wilmington, Delaware 19809.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of the date first above written.

TRIANGLE FUND LLC

By:	/s/ Adam Loveridge
Name: ADAM LOVERIDGE
Title: Authorized Person